Tender Offer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Proginet Corporation
(Name of Subject Company (Issuer))

Red Oak Fund, L.P.
(Name of Filing Person (Offeror))

Common Stock
(Title of Class of Securities)

742942105
(CUSIP Number of Class of Securities)

David Sandberg
Red Oak Fund, L.P.
145 Fourth Avenue, Suite 15A
New York, NY  10003
(212) 614-8952

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
N/A	N/A

*
Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,500,000 shares of Common Stock of Proginet Corporation, at the tender offer price of $1.65 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2007, issued February 15, 2007 and the related SEC press release dated February 16, 2007 equals $30.70 per million of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐           third-party tender offer subject to Rule 14d-1.
☐           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐